Marc O. Williams +1 212 450 6145 marc.williams@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017

May 23, 2023

Re:	UBS Group AG

Amendment No. 1 to

Registration Statement on Form F-4

Filed May 16, 2023

File No. 333-271453

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

On behalf of our client, UBS Group AG (“UBS Group AG”), this letter sets forth UBS Group AG’s responses to the comments provided by the Staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission relating to UBS Group AG’s Amendment No. 1 to Registration Statement on Form F-4 (the “Amended Registration Statement”) contained in the Staff’s letter dated May 19, 2023 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, UBS Group AG has revised the Registration Statement and is filing Amendment No. 2 to the Registration Statement on Form F-4 (the “Second Amended Registration Statement”) together with this response letter. The Second Amended Registration Statement also contains certain additional updates and revisions.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to page numbers and captions in the Second Amended Registration Statement.

Registration Statement on Form F-4 filed May 16, 2023

Prospectus Summary, page 12

1.

Refer to your response to prior comments 5, 9, 24 and 27, where we requested more detailed disclosure of the terms of the “separate arrangements” and other measures, if any, related to the Special Ordinance and/or identified in Sections 7.3(a) and (g) of the merger agreement. Please revise your disclosure in the Summary section, the risk factor on page 21 with the heading “There is no assurance when or if the transaction will be completed,” the Merger section and the Background and Reasons for the Transaction section as well as any other references in your prospectus that refer to the “granting by FINMA of separate arrangements” as a condition of the merger to clarify (i) “the parameters of the various measures” that remain subject to negotiation, (ii) the expected timing for finalizing the terms of the separate arrangements, and (iii) the nature of their documentation. For example, disclose whether they will be contractual agreements appended to the merger agreement, statements, circulars or other documentation published by FINMA, or otherwise. In this regard,

•

We note the reference on page 67 to the amended ordinance published on March 19, 2023 regarding the anticipated loss protection agreement. The publication (which appears to be available at https://www.newsd.admin.ch/newsd/message/attachments/76290.pdf) contains thresholds of losses at CHF 5 billion and CHF 9 billion consistent with disclosure on page 67. We also note the March 16, 2023 ordinance regarding anticipated liquidity assistance facilities (which appears to be available at https://www.newsd.admin.ch/newsd/message/attachments/76289.pdf).

Response:	In response to the Staff’s comment, UBS Group AG has revised the disclosure accordingly on pages 15, 16, 19, 20, 47 and 48 of the Second Amended Registration Statement, including the added disclosure in the sections entitled “Prospectus Summary — Plans Following Completion” beginning on page 15 and “The Merger — Plans Following Completion” beginning on page 48.

•

With respect to the loss protection guarantee, the published Swiss government authorization does not appear to include an arrangement to “review a profit and loss sharing agreement on an equal basis for the case if losses would exceed 14 billion CHF,” as stated on page 42. We also note a similar statement during the March 19, 2023 presentation about loss protection exceeding CHF 14B being incurred “equally by UBS and the Swiss authorities.” Please advise us of the source of these statements and whether they appear in a form of, draft or oral arrangement or understanding.

Response:	UBS Group AG respectfully advises the Staff that while the Special Ordinance as enacted does not provide for further loss sharing, the Federal Council dispatch to the Swiss Parliament dated as of March 29, 2023 (available at https://www.newsd.admin.ch/newsd/message/attachments/76443.pdf) notes that “Should the losses under this guarantee exceed CHF 14 billion, the Swiss Confederation and UBS will jointly examine a solution for the losses exceeding CHF 14 billion which solution should also provide for the sharing of possible profits.” In response to the Staff’s comment, UBS Group AG has revised the disclosure accordingly on page 44 of the Second Amended Registration Statement.

•	If the liquidity facilities authorized by the Swiss authorities are not restricted as to the amount that may be provided, clarify your expectations as to the amount you will be able to access.

Response:	UBS Group AG respectfully advises the Staff that (i) the emergency liquidity assistance loans by the Swiss National Bank (SNB) are not limited in amount, but are required to be collateralized and (ii) the additional liquidity-assistance loans that are granted in addition to the emergency liquidity assistance loans and are secured by means of preferential rights in bankruptcy proceedings (ELA+) provided by the SNB to Credit Suisse and UBS Group AG are up to CHF 100 billion and the liquidity-assistance loans with a default guarantee that go beyond the additional liquidity assistance loans and are secured by means of preferential rights in bankruptcy proceedings and a federal default guarantee (PLB) are up to CHF 100 billion. The above facilities are in effect and therefore not considered by UBS Group AG to be part of the separate arrangements. In response to the Staff’s comment, UBS Group AG has revised the disclosure accordingly on pages 20, 42 and 43 of the Second Amended Registration Statement.

•

Confirm that if any of the separate arrangements or other measures are finalized prior to the effectiveness of the registration statement, you will disclose their material terms and file any material contracts as exhibits in a pre-effective amendment.

Response:	In response to the Staff’s comment, UBS Group AG has revised the disclosure accordingly on pages 15, 16, 19, 47, 48 and 62 of the Second Amended Registration Statement, including the added disclosure in the sections entitled “Prospectus Summary — Plans Following Completion” beginning on page 15 and “The Merger — Plans Following Completion” beginning on page 48. In addition, UBS Group AG confirms to the Staff that to the extent any of the separate arrangements or other measures are material and are finalized prior to the effectiveness of the registration statement, UBS Group AG will disclose such material terms in an amendment to the registration statement and any material contracts entered into prior to effectiveness of the registration statement will also be filed as exhibits in a pre-effective amendment to the registration statement.

•

Tell us how you anticipate making investors aware of any such arrangements or other measures that are finalized after the effectiveness of the registration statement. For example, tell us whether you intend to update disclosure in a post-effective amendment, prospectus supplement, or other disclosures filed or furnished with the SEC.

Response:	UBS Group AG respectfully advises the Staff that UBS Group AG does not expect any material developments with respect to the separate arrangements or other measures to happen between effectiveness of the registration statement and completion of the transaction, at which time the UBS Group AG shares will be delivered to Credit Suisse shareholders. Any material developments or events with respect to the separate arrangements or other measures following completion of the transaction will be reported by UBS Group AG in the ordinary course under the Exchange Act, using Reports of Foreign Private Issuer on Form 6-K and/or Annual Report on Form 20-F, as applicable. To the extent that UBS Group AG determines that developments require an ad hoc announcement under the SIX Listing Rules, UBS Group AG will make such an announcement and concurrently incorporate the announcement in a Form 6-K furnished or filed with the U.S. Securities and Exchange Commission.

•

If you omit a description of the terms of any of the separate arrangements or other measures, please disclose that the relevant discussions and processes are currently underway to detail and document the parameters of these arrangements and that they have not been finalized, consistent with your disclosure on page 67 and your response to these comments in your May 16, 2023 response letter.

Response:	In response to the Staff’s comment, UBS Group AG has revised the disclosure accordingly on pages 15, 16, 19, 47, 48 and 62 of the Second Amended Registration Statement, including the added disclosure in the sections entitled “Prospectus Summary — Plans Following Completion” beginning on page 15 and “The Merger — Plans Following Completion” beginning on page 48. UBS Group AG respectfully advises the Staff that detailed descriptions of the separate arrangements identified by the Staff’s comment and their current status are disclosed therein.

2.

As requested in our prior comment 5, please disclose (i) the amount of invested assets of the wealth management segment of the combined company, including any balancing language necessary due to Credit Suisse outflows, (ii) the size of the Investment Bank segment, including your plans to move the majority of Credit Suisse Markets positions to non-core and to exit Credit Suisse’s Non-Core Unit and Securitized Products Group, (iii) the combined company’s market share of the Swiss home market, including whether you intend to fully integrate into a single brand in the Swiss home market or internationally, (iv) the possible spin-off of any material Credit Suisse business units, and (v) a description of your cost reduction plans, including a summary of how you intend to reach these goals and by when. To the extent that your plans with respect to these items are not yet finalized, please disclose this. In this regard, we note your disclosure in your March 27, 2023 6-K.

Response:	In response to the Staff’s comment, UBS Group AG has revised the disclosure accordingly on pages 15, 16, 44 and 48 of the Second Amended Registration Statement. UBS Group AG respectfully advises the Staff that planning with respect to the integration of Credit Suisse and its businesses into UBS Group AG and its businesses is underway and certain final decisions have not yet been made and, accordingly, further disclosure relating to these matters would be premature and potentially misleading.

Approvals Required for the Transaction

Conditions to the Transaction, page 19

3.

Refer to prior comment 9, where we requested a summary of the FINMA “separate arrangements.” We note that in your Prospectus Summary section and throughout the prospectus you state that the approval of the transaction by FINMA as well as FINMA’s grant and the continuing effectiveness of “separate arrangements” are conditions required for completion of the merger unless waived by UBS Group AG. Please revise to clarify whether each of the following are included in the separate arrangements condition, and identify any other material separate arrangements that are included in the condition:

•

the liquidity facilities provided by the Swiss National Bank and guarantees by the Swiss Confederation. In this regard, please address each of the following: the emergency liquidity assistance facility that Credit Suisse borrowed against on March 16, 2023, the additional liquidity-assistance loan by the Swiss National Bank to Credit Suisse (“ELA+”) and the liquidity-assistance loan with a guarantee to be entered into with the Swiss Confederation (“PLB”) disclosed on pages 40 and 41; and the additional liquidity facilities from the Swiss National Bank to both Credit Suisse and UBS Group AG disclosed on page 42;

•

the Loss Protection Agreement in favor of UBS Group AG to cover up to CHF 9 billion in losses upon realization of a portfolio of certain Credit Suisse assets after UBS Group AG bears the first CHF 5 billion of losses on those assets;

•	the profit sharing and loss agreement for UBS Group AG and the Swiss Government to share on an equal basis if losses exceed 14 billion CHF;

•	FINMA’s agreement to grant a transitional period for UBS Group AG to comply with the required capital buffers; and

•	the FINMA decree ordering Credit Suisse to write-down the principal and interest of all of Credit Suisse’s AT1 securities in connection with the availability of the PLB liquidity facilities.

Response:	In response to the Staff’s comment, UBS Group AG has revised the disclosure accordingly on pages 15, 16, 19, 47 and 48 of the Second Amended Registration Statement, including the added disclosure in the sections entitled “Prospectus Summary — Plans Following Completion” beginning on page 15 and “The Merger — Plans Following Completion” beginning on page 48. UBS Group AG respectfully advises the Staff that detailed descriptions of the separate arrangements identified by the Staff’s comment and their current status are disclosed therein.

4.

Please clearly indicate whether it is UBS Group AG’s current intention to close the transaction even if the separate arrangements have not been finalized. In this regard, we note your responses to prior comments 5, 9, 24 and 27 that discussions among the parties of the parameters of the various measures are still underway and the outcome of the discussions is not yet known.

Response:	UBS Group AG respectfully advises the Staff that discussions with the Swiss government and its representatives to detail and document the parameters of the various separate arrangements or measures are still underway. UBS Group AG does not expect that the separate arrangements will be finalized in their entirety prior to the completion of the transaction. Nonetheless, UBS Group AG expects to complete the transaction and continue to work with the Swiss government and its representatives to finalize the separate arrangements following the completion. In response to the Staff’s comment, UBS Group AG has revised the disclosure accordingly on pages 15, 16, 19, 47, 48 and 62 of the Second Amended Registration Statement.

Risk Factors, page 21

5.

Please revise to include a risk factor that addresses any terms of the special arrangements that are to be negotiated or may be waived after the effective date of the registration statement that are reasonably likely to have a material impact on future operations of the combined company post-closing, including the risk of any special arrangement not being fully accessible or having material conditions attached to it after the effective date of the registration statement.

Response:	In response to the Staff’s comment, UBS Group AG has revised the disclosure accordingly on page 25 of the Second Amended Registration Statement.

If the Special Ordinance is not transposed into ordinary Swiss law . . ., page 23

6.

We note from your response to comment 12 and the disclosure on page 23 that the extraordinary liquidity facilities may not be available if the Special Ordinance is not transposed into ordinary Swiss law before it lapses for six months (i.e., on September 17, 2023). You state that termination rights may result if the facilities become unavailable and are not replaced by a subsequent legal instrument prior to closing the transaction. Please revise to clarify whether the Special Ordinance must be transposed into ordinary Swiss law to make the facilities available after September 17, 2023 even if the transaction closes prior to such date. Also clarify whether the lapse of the Special Ordinance would make the benefits of the Loss Protection Agreement and the profit sharing and loss agreement or other arrangements unavailable to UBS Group AG after the merger. In addition, please provide a definition of the terms “ELA+” and “PLB” as this appears to be the first time such terms are used, and a definition is not provided until page 41 of the prospectus.

Response:	In response to the Staff’s comment, UBS Group AG has revised the disclosure accordingly on pages 4 and 26 of the Second Amended Registration Statement. UBS Group AG respectfully advises the Staff that any additional loss sharing agreement would require an approval by Swiss Parliament in the ordinary legislative procedure and it was not included in the Special Ordinance.

Certain contractual counterparties may seek to modify . . ., page 26

7.

Refer to your response to comment 18. Consistent with your response, please revise here to disclose that your assessment of the material contractual rights that may be triggered as a result of the business combination and any waivers or consents that may be necessary is underway and that the outcome of the process is not yet certain.

Response:	In response to the Staff’s comment, UBS Group AG has revised the disclosure accordingly on page 28 of the Second Amended Registration Statement.

The Merger, page 38

8.

We note that your Form 6-K furnished on April 25, 2023 indicates that you would provide pro forma CET1 and LCR amounts in this registration statement. However, we were unable to locate these pro forma amounts in the filing. Please tell us where in the filing we can find the disclosure or explain why you chose not to disclose this information.

Response:	UBS Group AG respectfully advises the Staff that UBS Group AG subsequently chose not to provide the CET1 and LCR information in the registration statement, as the CET1 and LCR information are not part of the required pro forma financial information to be included in the condensed combined balance sheet, income statement, and explanatory notes (including the purchase price allocation). Instead, UBS Group AG posted a separate document to the Investor Relations section of the UBS website (available at https://www.ubs.com/global/en/investor-relations/events/presentations.html), where we referenced the pro forma impacts to CET1 and LCR from the transaction.

Background and Reasons for the Transaction, page 39

9.

We note your response to comment 27 regarding whether any material projections were exchanged between the companies or their advisors. Please confirm for us, if true, that UBS Group AG’s board of directors did not rely on “financial forecasts for certain of Credit Suisse’s business units.”

Response:	UBS Group AG respectfully confirms to the Staff that UBS Group AG’s board of directors did not rely on these financial forecasts in evaluating the transaction.

10.

Refer to your response to prior comment 28 and disclosure on page 42. Please revise to provide here the requested disclosure regarding the Credit Suisse board of directors’ reasons for the transaction or include disclosure consistent with your response that Credit Suisse entered into the transaction as a result of the Swiss government’s indication that Credit Suisse would need to be placed into resolution or bankruptcy if it did not enter into the proposed transaction with UBS Group AG.

Response:	In response to the Staff’s comment, UBS Group AG has revised the disclosure accordingly on page 44 of the Second Amended Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Income Statement, page 72

11.

Please revise to present a pro forma adjustment, and accompanying footnote disclosure, calculating the tax expense / (benefit) relating to the transaction accounting adjustments. If there is no tax effect due to unusual effects of loss carryforwards or other aspects of tax accounting, an explanation should be provided in a note to the pro forma financial statements. Refer to Rule 11-02(b)(5) of Regulation S-X.

Response:	In response to the Staff’s comment, UBS Group AG has revised the disclosure accordingly on pages 77 and 86 of the Second Amended Registration Statement. UBS Group AG respectfully advises the Staff that UBS Group AG has added a specific note reference to the tax expense line (3q) in the pro forma income statement and there are no estimated tax effects of the pro forma adjustments in the income statement and the rationale for this is included in the aforementioned note.

12.

We note you present the $34.8 billion adjustment for estimated negative goodwill as a component of your total revenues. Please tell us how you determined presentation within total revenues is appropriate or consider the need to revise.

Response:	In response to the Staff’s comment, UBS Group AG has revised the disclosure accordingly on page 77 of the Second Amended Registration Statement. UBS Group AG respectfully advises the Staff that UBS Group AG has moved the negative goodwill to a separate line in the income statement “Gain on acquisition”: Under IFRS, there is no explicit guidance on what may be presented within or outside Total revenues, a term often used inter-changeably with Total income. In addition, IAS 1 no longer distinguishes between ordinary and extraordinary items and instead states in IAS 1.87 that no income should be presented as arising from outside an entity’s ordinary activities. The key requirement in IAS 1 is to adopt a clear presentation that separates out each material class of similar items (IAS 1.29), with additional line items used when relevant to an understanding of an entity’s financial performance (IAS 1.85). Following this guidance, UBS Group AG believes including the negative goodwill gain within Total revenues is appropriate, but have presented it on its own separate line given the significance of this item.

Explanatory notes on pro forma condensed combined financial information

Note 3: Transaction accounting adjustments, page 75

13.

We note certain adjustments (e.g., e, f and h) appear to incorporate current market conditions in the transaction accounting adjustments for financial assets and liabilities currently accounted for at fair value by Credit Suisse. For example, we note that adjustment (e) refers to the illiquid nature of some positions and structural complexities and consideration of the markets for potential strategic exit of certain positions, and in adjustment (h), you indicate that the fair value adjustments have been calculated using UBS funding spreads as of March 31, 2023. Please revise your explanatory notes to more clearly identify the time period used to determine the inputs and assumptions to the valuations and your related basis. Please also clarify if the same time period was used for the transaction accounting adjustments made to the other Credit Suisse assets and liabilities which are not currently accounted for at fair value (e.g., d, h(iii), k, and l).

Response:	In response to the Staff’s comment, UBS Group AG has revised the disclosure accordingly on page 80 of the Second Amended Registration Statement. UBS Group AG has added a statement in the introduction to the transaction adjustments section to indicate that in determining the adjustments, UBS Group AG has considered valuation inputs and assumptions as of December 31, 2022 for accrual-accounted financial instruments, except for the impact arising from incorporating UBS Group AG’s own credit spread on amortized cost debt (as referenced in note 3h) ii) in the Second Amended Registration Statement), which has been calculated using UBS Group AG’s funding spreads as of March 31, 2023 given the significant impact on the estimated fair value at the acquisition date. For fair valued financial instruments and other assets and liabilities, valuation inputs and assumptions as of March 31, 2023 have been applied.

14.

We note adjustment (h)(iii), on page 78, refers to a $1.2 billion fair value adjustment (discount) to incorporate the estimated impact of interest rate movements into amortized cost securities not held under fair value hedge accounting programs. Please tell us and revise your disclosures to indicate where this adjustment is reflected in the pro forma combined balance sheet.

Response:	UBS Group AG respectfully advises the Staff that it has revised Note (3h) to more clearly distinguish the different components of the adjustment to debt issued measured at amortized cost and debt issued measured at fair value, including the balance sheet location, including adding a table for illustrative purposes. In response to the Staff’s comment, UBS Group AG has revised the disclosure accordingly on page 83 of the Second Amended Registration Statement.

15.

We note your adjustment (j) for the Apollo transaction refers to the recognition of new financing provided. Please tell us and revise your disclosure to clarify the amounts of financing and where this new financing is recognized in the pro forma financial information.

Response:	In response to the Staff’s comment, UBS Group AG has revised the disclosure accordingly on page 84 of the Second Amended Registration Statement. UBS Group AG respectfully advises the Staff that it has added an additional sentence to make the details more clear on the financing.

General

16.

We note that throughout the registration statement you include cross-references from the discussion of specific items to information contained in the UBS Group AG SEC Filings and the Credit Suisse SEC Filings. Examples include cross-references in the Risk Factors section relating to outflows of customer funds on page 24 and litigation on page 31 and in the Recent Developments section beginning on page 42. Consider revising your disclosure to include more detailed cross-references to help investors find the relevant information in the SEC Filings such as the section, subsection and page numbers of the cross-referenced information. In this regard, we note your disclosure on pages 100 to 107. Please also consider including hyperlinks to cross-referenced information to provide investors with more direct access to cross-referenced information in the context of the prospectus disclosures.

Response:	In response to the Staff’s comment, UBS Group AG has revised the disclosure accordingly on pages 8, 23, 27, 38, 34 and 45 of the Second Amended Registration Statement.

***

Should any questions arise, please do not hesitate to contact me at (212) 450 6145 (tel) or marc.williams@davispolk.com, John B. Meade at (212) 450 4077 (tel) or john.meade@davispolk.com, or Evan Rosen at (212) 450 4505 (tel) or evan.rosen@davispolk.com. Thank you for your time and attention.

Very truly yours,

/s/ Marc O. Williams

cc:

Sergio P. Ermotti, Group Chief Executive Officer

David Kelly, Managing Director